Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Michael N. Peterson

Partner

215.963.5025

mpeterson@morganlewis.com

February 4, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC  20549

Attention:                                         Geoff Kruczek, Attorney-Adviser, Office of Mergers & Acquisitions

Re:	NuPathe Inc.
Schedule 14D-9
Filed January 23, 2014
File No. 005-85616

Dear Mr. Kruczek:

On behalf of our client, NuPathe Inc. (the “Company”), we submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2014 with respect to the Schedule 14D-9 that was filed by the Company with the Commission on January 23, 2014 ( the “Schedule 14D-9”) in connection with the tender offer that has been made for all of the outstanding shares of common stock of the Company by Train Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation.

Concurrently with this letter, the Company is filing via EDGAR an amendment to the Schedule 14D-9 in response to the Staff’s comments.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require. Capitalized terms used herein but not defined herein have the meaning given to them in the Schedule 14D-9.

Almaty   Beijing   Boston   Brussels   Chicago   Dallas   Dubai*   Frankfurt   Harrisburg   Houston   Irvine   London   Los Angeles   Miami
Moscow   New York   Palo Alto   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Tokyo   Washington   Wilmington

*In association with Mohammed Buhashem Advocates & Legal Consultants

Consideration for Shares Tendered Pursuant to the Offer, page 5

1.  Please revise to clarify the reasons for treating the warrants in the manner you disclose. For example, explain why the warrants will be assumed in the merger and remain outstanding until exercised, while options will be cancelled in exchange for cash. Does this structure enable warrant holders to benefit in any material way?

Our warrants do not provide for automatic cancellation and “net consideration” settlement in the event of a change of control transaction such as the Offer and Merger.  In contrast, the terms of the stock options and the 2010 Omnibus Incentive Compensation permit the options to be cancelled in exchange for “net consideration.”  We have revised the Schedule 14D-9 to explain that the warrants are being assumed by the Surviving Corporation as a consequence of the Merger as this is what our warrants, by their terms, require.  There is no economic difference between the treatment of the warrants and stock options in the Offer and Merger, the only difference is with respect to timing of payment which depends on when the warrants are exercised.

Current Strategic Process in Mid-2013

2.  Please revise to clarify the substance of the discussion on May 14, 2013 regarding the Parent’s decision not to approve the acquisition of the Company. Also, if known to you, please revise to clarify what caused Parent’s board to change its decision and submit the acquisition proposal on January 6, 2014.

We have revised the Schedule 14D-9 to provide additional disclosure regarding the substance of the discussion between the Company and Parent on May 14, 2013.  We do not know the reasons for the change in the Parent board’s determination to support an acquisition of the Company and accordingly have not revised the Schedule 14D-9 with respect to this comment.

Reasons for the Recommendation, page 27

3.  Revise your disclosure to explain how, if at all, the board considered that the results of MTS’s Comparable Companies Analysis were significantly above the cash portion of the tender offer (at the low end) and significantly above the cash and CCCP consideration (at the high end).

The Company Board considered a variety of information and factors in reaching its determination to recommend that the Company stockholders tender their shares pursuant to the Offer, including the financial presentation by representatives of MTS. As described in the “Reasons for the Recommendation” section of the Schedule 14D-9, no relative weights or determinations of particular importance were given to any of these factors, and as such, the results of MTS’ Comparable Companies Analysis and MTS’ other financial analyses were considered among the totality of the information presented to the Company Board.  Consequently, we respectfully submit that no additional disclosure related to the Company

Board’s recommendation of the transaction would be appropriate to include in the Schedule 14D-9.

Company Forecasts, page 31

4.  It appears from your disclosure that the VDR Stand-Alone Forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

We have revised the VDR Stand-Alone Forecast in the Schedule 14D-9 to include a reconciliation of the non-GAAP financial measures in the VDR Stand-Alone Forecast to the closest comparable GAAP measures.

Opinion of the Company’s Financial Advisor, page 37

5.  Revise to explain the various changes made to the analyses conducted by MTS, other than those included in the Historical Stock Price Analysis, as compared with the analyses conducted in connection with the Endo tender offer. We note, for example, (i) the significant changes to the three-year forward price-to-earnings multiples (page 37) despite the same companies being used in the Discounted Cash Flow analysis, (ii) the equity values of the companies used in the Comparable Companies Analysis, and (iii) the deletion of one transaction in the Comparable Acquisitions Analysis.

The following summarize the changes made to the analyses conducted by MTS in connection with the Teva tender offer as compared with the analyses conducted in connection with the Endo tender offer:

(i)                                     With respect to the forward discounted multiple analyses, the multiples used were based on market data as of the close of trading the day prior to each analysis.  For the analysis prepared for the Endo offer, multiples (including three-year forward price-to-earnings) were based upon market data as of December 12, 2013.  For the analysis prepared for the Teva offer, multiples (including three-year forward price-to-earnings) were based upon market data as of January 16, 2014. Market data changed substantially between these two periods, and thus multiples and other outputs of our analysis changed to reflect these new inputs.

(ii)                                  With respect to the comparable companies analysis, equity and enterprise values were calculated using closing stock prices on the day prior to each analysis.  For the analysis prepared for the Endo offer, equity and enterprise values were based upon market data as of December 12, 2013.  For the analysis prepared for the Teva offer, equity and enterprise values were based upon market data as of January 16, 2014. Market data changed substantially between these two periods, and thus equity and enterprise value ranges and other outputs of our analysis changed to reflect these new inputs.

(iii)                               The selected transactions that MTS examined in the comparable acquisitions analysis were comprised of business combinations in the life sciences industry that were announced subsequent to January 1, 2008 and where the target company had a single or few branded products, near approval, in the specialty pharmaceutical space.  MTS utilized a subset of the selected transactions, namely those transactions in the CNS therapeutic area, to calculate an implied range of values for the per share price of the Company’s common stock.  Upon further internal review after execution of the Endo transaction, MTS determined in its professional judgment that the products involved in one of the transactions were too mature to be considered “near approval” to be included among the selected business combinations included in the analysis.  The excluded transaction was not within the CNS therapeutic area and its exclusion had no meaningful impact on MTS’ financial analysis.

We do not believe that the explanation provided above of the differences in the analyses between separate and independent tender offers is appropriate to include in the Schedule 14D-9 for the Teva tender offer.  Therefore, we respectfully submit that no additional disclosure be included in the Schedule 14D-9 with respect to this comment.

Intent to Tender, page 46

6.  We note the disclosure that the “Company is not aware of the intent to tender or not tender” shares held by the significant stockholders you mention. Please revise to clarify what steps you took to determine their intentions and why you are not aware of their current intentions regarding tendering shares in the offer.

Parent did not request that such stockholders deliver support agreements in connection with the Offer or Merger and as a result, the Company did not provide such stockholders with any nonpublic information relating to the Offer.  Consequently, the determination to tender or not tender the shares (or shares underlying warrants) of our significant stockholders in the Offer is an independent investment decision to be made by such stockholders after review of the tender offer materials, including the Offer to Purchase and Schedule 14D-9, and as such we did not make any inquiry at any time of their intentions.  We do confirm that at the time of filing the Schedule 14D-9 we were not aware of their intentions to tender or not tender in the Offer.  Therefore, we respectfully submit that no additional disclosure be included in the Schedule 14D-9 with respect to this comment.

Item 9.  Exhibits, page 56

7.  Please ensure your exhibit index is correct. For example, you incorporate by reference to Exhibit (a)(1)(F) to the Schedule TO, but no such exhibit was included with that filing. Also, the exhibit you say is Exhibit (a)(1)(H) actually appears to be Exhibit (a)(1)(I).

We have revised the exhibit index to the Schedule 14D-9 to correct any inconsistent references to other filings.

The acknowledgments of the filing person requested at the end of your letter are attached as Exhibit A to this letter.  Please do not hesitate to contact Jared Zane of Morgan, Lewis & Bockius LLP ((215) 963-5278, jzane@morganlewis.com) or the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule 14D-9.

Sincerely yours,

/s/ Michael N. Peterson
Michael N. Peterson

cc:                                Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions

NuPathe Inc.

EXHIBIT A

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC  20549

Attention:                                         Geoff Kruczek, Attorney-Adviser, Office of Mergers & Acquisitions

Re:                             NuPathe Inc.

Schedule 14D-9

Filed January 23, 2014

File No. 005-85616

Dear Mr. Kruczek:

As requested in your letter dated January 31, 2014, the undersigned hereby acknowledges the following:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Michael Peterson or Jared Zane ((215) 963-5025 or mpeterson@morganlewis.com, or (215) 963-5273 or jzane@morganlewis.com, respectively) of Morgan, Lewis & Bockius LLP.

Sincerely yours,

NuPathe Inc.

By:	/s/ Michael Marino
Michael Marino
Senior Vice President, General Counsel and
Secretary
Date: February 4, 2014